UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   March 26, 2010

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	**59-3359111**
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

Not Applicable
(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 26, 2010, the Board of Directors of the registrant adopted an amendment (the "Performance Measures Amendment") to the registrant's Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan"). The sole effect of the Performance Measures Amendment is to amend the provision concerning the "performance measures" to which awards under the Omnibus Incentive Plan may be made subject in order to qualify awards for the performance-based exception under Section 162(m) of the Internal Revenue Code of 1986, as amended. The principal amendments to this provision effected by the Performance Measures Amendment clarify:

- that return on shareholders' equity (including average shareholders' equity), premiums (whether net or gross, written or earned, or direct or indirect), as well as goals based on reserve levels, loss development, investment performance, premium rates, rating agency ratings, claims handling, and regulatory relations, are included in the permissible performance measures; and

- that the Committee may make adjustments to performance measures that include, among other things, changes in accounting or in tax laws, the adverse impact of mergers and acquisitions, the effect of state-levied guaranty fund assessments, and costs and expenses of uncompleted business combinations.

The registrant is submitting the Performance Shares Amendment for the approval of its shareholders at its annual meeting of shareholders scheduled for June 4, 2010.

The foregoing description is qualified in its entirety by reference to the Performance Measures Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description of Exhibit
10.1	Performance Measures Amendment to the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, adopted March 26, 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FPIC Insurance Group, Inc.

March 30, 2010   By: /s/ Charles Divita, III

Charles Divita, III
Chief Financial Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
10.1	Performance Measures Amendment to the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, adopted March 26, 2010.

Exhibit 10.1

AMENDMENT TO THE
FPIC INSURANCE GROUP, INC.
AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

This Amendment to the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan (this "Amendment"), dated as of March 26, 2010, amends the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, originally effective January 13, 1996, and amended and restated as of April 22, 2005 and further amended on March 27, 2009 (the "Omnibus Incentive Plan").

WHEREAS, FPIC Insurance Group, Inc. (the "Company") wishes to amend the Omnibus Incentive Plan to clarify in certain respects the performance measures that may be used for performance-based awards under the Omnibus Incentive Plan; and

WHEREAS, pursuant to Article 20, the Board may, at any time, amend the Omnibus Incentive Plan; and

NOW, THEREFORE, the Omnibus Incentive Plan is hereby amended as follows:

1.   Section 12.1 of the Omnibus Incentive Plan is hereby deleted and the following section shall be inserted in lieu thereof:

"12.1   The Committee may specify that the attainment of one or more of the Performance Measures set forth in this Section 12.1 shall determine the degree of granting, vesting and/or payout with respect to Awards that the Committee intends will qualify for the Performance-Based Exception. The performance goals to be used for such Awards shall be chosen from among the following Performance Measure(s): earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital or on shareholders' equity (including average shareholders' equity), revenue measures, cash flow, shareholders' equity, statutory surplus, risk adjusted capital, operating margin, premiums (whether net or gross, written or earned or direct or total), underwriting margin, combined ratio, reserve levels, loss development, Share price, Share price growth, total stockholder return, budget achievement and performance against budget (in each case Performance Measures may be stated on a per Share basis, or on a GAAP or statutory basis, and with adjustments for changes in accounting or tax laws, the adverse impact of mergers or acquisitions, the effect of state-levied guaranty fund assessments, costs and expenses of uncompleted business combinations, or such other adjustments as may be prescribed by the Committee). Such Performance Measure(s) may also include strategic business criteria, consisting of (i) goals relating to acquisitions (including merger synergies), or divestitures of subsidiaries, affiliates or joint ventures, (ii) one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, investment performance, premium rates, customer satisfaction, rating agency ratings or employee satisfaction goals, or (iii) goals relating to claims handling, employment practices, employee benefits, internal controls, capital projects, legal affairs, regulatory relations and information technology. The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to targets or to performance in prior periods, or versus targeted growth, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards that are not intended to qualify for the Performance-Based Exception may be based on these or such other performance measures as the Committee may determine."

2.   Except as stated above, all other provisions of the Plan remain in full force and effect.

IN WITNESS WHEREOF, the Company has executed this Amendment on the day and year first above written.

                                        FPIC INSURANCE GROUP, INC.

                                        By: /s/ T. Malcolm Graham
                                        Name: T. Malcolm Graham
                                        Title: General Counsel and Secretary